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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1999


                                       OR


[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
            For the transition period from ________ to ____________


                          Commission File No. 0-23426


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           REPTRON ELECTRONICS, INC.
                             14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626


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FINANCIAL STATEMENTS, SCHEDULES
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPTRON ELECTRONICS, INC.
401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 1999 and 1998



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                                    CONTENTS


                                                                           Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           1


FINANCIAL STATEMENTS

     Statements of Net Assets Available For Benefits                         2

     Statements of Changes In Net Assets Available For Benefits              3

     Notes to Financial Statements                                           4


SUPPLEMENTAL SCHEDULES

     Schedule I - Assets Held For Investment Purposes                       10

     Schedule II - Reportable Transactions                                  11

               Report of Independent Certified Public Accountants
               --------------------------------------------------



The Participants and Advisory Committee
  Reptron Electronics, Inc.
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1999 and Reportable Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP


Tampa, Florida
April 14, 2000



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                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            December 31,
                                                    ---------------------------
                                                       1999              1998
                                                    -----------      ----------

Cash                                                $    40,068      $       --

Investments, at fair value                           11,768,131       8,373,777

Receivables:
  Participants' contributions                            34,747          46,637
  Employer contributions                                  3,475           4,661
  Participant loans                                     206,452         167,253
                                                    -----------      ----------

     Total receivables                                  244,674         218,551
                                                    -----------      ----------

Net assets available for benefits                   $12,052,873      $8,592,328
                                                    ===========      ==========




       The accompanying notes are an integral part of these statements.



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

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                          Year Ended December 31,
                                                                      ------------------------------
                                                                          1999               1998
                                                                      ------------       -----------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of investments      $  2,876,365       $(2,314,655)
    Interest and dividends                                                 530,100           366,106
                                                                      ------------       -----------
                                                                         3,406,465        (1,948,549)
                                                                      ------------       -----------

  Contributions:
    Participants'                                                        1,081,132         1,059,420
    Rollovers                                                              259,660         5,450,924
    Employer's                                                             107,930           121,024
                                                                      ------------       -----------
                                                                         1,448,722         6,631,368
                                                                      ------------       -----------

     Total additions                                                     4,855,187         4,682,819

Deductions from net assets attributed to:
  Benefits paid to participants                                          1,394,642           774,780
                                                                      ------------       -----------

Net increase                                                             3,460,545         3,908,039

Net assets available for benefits:
  Beginning of year                                                      8,592,328         4,684,289
                                                                      ------------       -----------

  End of year                                                           12,052,873       $ 8,592,328
                                                                      ============       ===========



       The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998



NOTE A - DESCRIPTION OF PLAN

The following description of Reptron Electronics, Inc.'s (the Company) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions. Each year participants may contribute up to 15 percent of pre-tax annual compensation, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes discretionary contributions at the option of the Company's board of directors. The Company's match is based on a percentage of the participant's contribution. The Company's matching percentage was 10% for 1999 and 1998.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.


                                                        Vesting
                  Years of Service                    Percentage
                  ----------------                    ----------

                    Less than 1                            0%
                              1                           20%
                              2                           40%
                              3                           60%
                              4                           80%
                              5                          100%



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

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE A - DESCRIPTION OF PLAN - CONTINUED

5. Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. A participant must repay the loan within five (5) years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan's written loan procedures.

6.       Payment of Benefits

         Lifetime benefits (normal retirement age is 65)
         -----------------------------------------------
         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

         Termination prior to retirement
         -------------------------------
         For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant's life expectancy.

         For any termination of service, if the participant's vested account balance does not exceed $3,500 a single lump sum payment is required.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



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

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Insurance contracts are carried at cost, which is guaranteed by the insurance company. Cost represents amounts contributed plus credited interest as determined by the insurance company.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all administrative expenses of the Plan have been paid by the Employer.

Tax Status

The Plan complies as to form with Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 and the applicable regulations to be exempt from federal income taxes. The Plan received a favorable determination letter from the Internal Revenue Service on July 20, 1995.


NOTE C - INVESTMENTS

The following table presents the fair value of participant-directed investments that represent 5 percent or more of the Plan's net assets. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE C - INVESTMENTS - CONTINUED

                                                            December 31,
                                                     -------------------------
                                                         1999          1998
                                                     -----------    ----------

Managed Allocation Fund                              $   783,105    $  753,148
Equity Select Fund                                     1,419,295     1,129,825
International Fund                                       695,768       531,533
New Dimensions Fund                                    2,884,098     2,351,679
Guaranteed Retirement Fund                               438,491       447,605
Reptron Stock Fund                                     4,763,293     2,512,151
Aggregate of investments that represent less than
  5 percent of the Plan's net assets                     784,086       647,836
                                                     -----------    ----------

                                                     $11,768,131    $8,373,777
                                                     ===========    ==========


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1993, the Plan entered into an investment contract with IDS Life Insurance Company (IDS Life) referred to as the Guaranteed Retirement Fund Contract. The contract is included in the financial statements at contract value, which approximates fair value as reported to the Plan by IDS Life for the years ended December 31, 1999 and 1998.


NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE F - NET ASSETS AVAILABLE FOR BENEFITS

American Express Trust Company (American Express Trust) held the assets during 1999 and 1998, for the purpose of administration of investments and record keeping. The agreement with American Express Trust provides for the investments and contributions to be self-directed by the participants and accounted for in separate funds.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE G - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

Effective September 15, 1999, Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) was issued. The Company has adopted the provisions of SOP 99-3 effective January 1, 1999. Accordingly, the financial statements presented herein have been modified to conform to SOP 99-3. This statement allows for elimination of participant-directed investments by general type for each fund in the notes of the financial statements as well as the descriptions for each investment fund option. Participants should refer to the Reptron Electronics, Inc. 401(k) Plan Summary Plan Description and other plan materials for more complete information on investment fund options.


NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500 for 1998:


         Net assets available for benefits per the financial statements             $ 8,592,328
         Contributions receivable                                                       (51,298)
         Dividends receivable, included in investments                                       --
         Due to employer                                                                     --
         Due to participants                                                                 --
         Investment income receivable at December 31, 1998                              (39,884)
                                                                                    -----------
         Net assets available for benefits per Form 5500                            $ 8,501,146
                                                                                    ===========

         Total additions to net assets available for benefits per the
            financial statements                                                    $ 4,682,819
         Contributions receivable at December 31, 1998                                  (41,234)
         (Increase) decrease in return of excess deferrals                              (15,097)
         Participant loan receivable                                                     (3,635)
         Other                                                                           (1,237)
                                                                                    -----------
         Total additions to net assets available for benefits per Form 5500         $ 4,621,616
                                                                                    ===========

         Total deductions to net assets available for benefits per the
            financial statements                                                    $   774,780
         Loan repayments                                                                 (9,084)
         Other                                                                            2,962
                                                                                    -----------
         Total deductions to net assets available for benefits per Form 5500        $   768,658
                                                                                    ===========


The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.



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

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998


NOTE I - SUBSEQUENT EVENT

The Company transferred all plan assets to Merrill Lynch (new Trustee) effective January 3, 2000. All plan assets were transferred to Merrill Lynch funds that have similar characteristics to those of the former American Express funds.

                             SUPPLEMENTAL SCHEDULES

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                   SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1999


   Principal
   Amount of                                                          Current
    Shares               Description                                   Value
   ---------             -----------                                -----------

     30,807    AXP Selective Fund                                   $   260,941

     74,157    AXP Managed Allocation Fund                              783,105

     77,684    AXP Equity Select Fund                                 1,419,295

     80,539    AXP New Dimensions Fund                                2,884,098

     42,087    AXP Blue Chip Advantage Fund                             523,145

     48,928    AXP International Fund                                   695,763

    418,005    Guaranteed Retirement Fund                               438,491

 *1,284,253    Reptron Electronics, Inc. Stock Fund                   4,763,293
                                                                    -----------
                                                                     11,768,131

               Participant Loans, at varying rates and maturities       206,452
                                                                    -----------

                                                                    $11,974,583
                                                                    ===========


* Represents shares in the Reptron Stock Fund, not the number of Reptron Electronics, Inc. common shares.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                  SCHEDULE II

                            REPORTABLE TRANSACTIONS

                               December 31, 1999


Single or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets from January 1, 1999 through December 31, 1999:


                                                                     Number of                            Current value
                                                                    Transactions                           of asset on
       Identity                                               -----------------------      Cost of         transaction    Net gain
   of Party Involved              Description of Asset        Purchases        Sales        Asset             date        or (loss)
   -----------------              --------------------        ---------        -----      --------        -------------   ---------

TYPE I - SINGLE TRANSACTIONS IN EXCESS OF 5%

American Express Trust       Equity Select Fund (A)                             1       $  985,666        $1,070,265      $ 84,599
                             Equity Select Fund (Y)               1                      1,070,265         1,070,265
American Express Trust       International Fund (A)                             1          465,698           510,035        44,337
                             International Fund (Y)               1                        510,035           510,035
American Express Trust       Managed allocation Fund (A)                        1          780,398           724,361       (56,037)
                             Managed allocation Fund (Y)          1                        724,361           724,361
American Express Trust       New Dimensions Fund (A)                            1        1,824,597         2,472,146       647,549
                             New Dimensions Fund (Y)              1                      2,472,146         2,472,146

TYPE II - SERIES OF TRANSACTIONS IN EXCESS OF 5%

American Express Trust       Equity Select Fund (A)              11                         60,227            60,227
                             Equity Select Fund (A)                             19       1,172,166         1,076,891       (95,275)
                             Equity Select Fund (Y)              32                      1,337,987         1,337,987
                             Equity Select Fund (Y)                             48         194,179           177,981       (16,198)
American Express Trust       International Fund (A)               8                         22,469            22,469
                             International Fund (A)                             19         557,602           507,864       (49,738)
                             International Fund (Y)              29                        689,171           689,171
                             International Fund (Y)                             45         117,397           104,732       (12,665)
American Express Trust       Managed allocation Fund (A)         10                         40,832            40,832
                             Managed allocation Fund (A)                        19         796,665           860,580        63,915
                             Managed allocation Fund (Y)         29                        894,457           894,457
                             Managed allocation Fund (Y)                        38         116,080           111,824        (4,256)
American Express Trust       New Dimensions Fund (A)             14                        187,891           187,891
                             New Dimensions Fund (A)                            21       2,670,129         1,956,717      (713,412)
                             New Dimensions Fund (Y)             39                      3,033,701         3,033,701
                             New Dimensions Fund (Y)                            51         565,353           528,479       (36,874)
American Express Trust       Selective Fund (Y)                  50                        356,951           356,951
                             Selective Fund (Y)                                 27          75,050            78,648         3,598
American Express Trust       Blue Chip Advantage Fund (A)        11                         55,312            55,312
                             Blue Chip Advantage Fund (A)                       10         412,460           361,937       (50,523)
                             Blue Chip Advantage Fund (Y)        41                        626,157           626,157
                             Blue Chip Advantage Fund (Y)                       29         120,965           116,512        (4,453)
American Express Trust       Guaranteed Retirement Fund          80                        256,610           256,610
                             Guaranteed Retirement Fund                         69         255,203           255,203             -
American Express Trust       Money Market I                      73                        372,381           372,381
                             Money Market I                                     55         369,680           369,680             -


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       REPTRON ELECTRONICS, INC.
                                       401(K) RETIREMENT SAVINGS PLAN

                                       By: /s/ Paul Plante
                                           ------------------------------------
                                           Paul Plante, Chief Operating Officer
                                           of Reptron Electronics, Inc.
                                           Plan Administrator

                                       Date: June 28, 2000




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                                 EXHIBIT INDEX
                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K



EXHIBIT NO.                DESCRIPTION

   23.1           Consent of Grant Thornton LLP








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